Exhibit 99.1

E-Home Household Service Holdings Limited Acquires

Danyang Situ Fengyi Farm to Build an Additional Senior Care Villa in China

FUZHOU, China, July 15, 2021 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today announced that its affiliated variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”), entered into a farm transfer agreement (the "Farm Transfer Agreement") with Ms. Ling Chen, pursuant to which E-Home Pingtan or a designated third party will acquire 100% of all tangible and intangible assets of Danyang Situ Fengyi Farm (“Fengyi Farm”) in cash from Ms. Chen. We expect that this acquisition will help accelerate the expansion of our senior care business and add to our portfolio of senior care facilities.

Boasting 74 acres of scenic land, Fengyi Farm could be turned into a scenic senior care villa, which will fit our growth strategy of integrating “Internet and smart technology-oriented senior care” with recreation. We expect that Fengyi Farm will serve seniors over 65 years old with short-term and long-term care and certain recreational services. We plan to equip Fengyi Farm with professional nursing staff and various facilities, including a smart home senior living community, a senior care center, and an agricultural products picking and planting activity center, among others.

Wenshan Xie, Chairman and Chief Executive Officer of the Company, commented, “Acquisition of Fengyi Farm is another step in our expansion in the senior care industry. E-Home’s in-house training schools will supply Fengyi Farm with professional caregivers and nursing staff to ensure the quality of our senior care services. We are optimistic about the prospect of our senior care business.”

About Danyang Situ Fengyi Farm

Founded in 2019, Danyang Situ Fengyi Farm is located in Danyang City, Jiangsu, China. It is engaged in a wide range of services including agricultural products planting and picking, fishing, tourism, lodging, senior care and remote health management.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e家快服", provides integrated household services, including appliance maintenance, housekeeping and care services. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com